                                             Filed by Corvas International, Inc.
                                Filed Pursuant to Rule 425 promulgated under the
    Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated Under the Securities Exchange Act of 1934, as amended.


                                     Subject Company: Corvas International, Inc.
                                                    Commission File No.: 0-19732


NEWS RELEASE
------------

Contact:          Carolyn M. Felzer
                  Vice President and Controller
                  Corvas International, Inc.
                  858/455-9800
                  www.corvas.com


      CORVAS INTERNATIONAL REPORTS FOURTH QUARTER AND YEAR-END 2002 RESULTS

SAN DIEGO, CA - FEBRUARY 27, 2003


                                  FLASH RESULTS
                    Corvas International, Inc. (Nasdaq: CVAS)
                      (In thousands, except per share data)


                  4th quarter ended     YTD      4th quarter ended     YTD
                      12/31/02          2002         12/31/01          2001
                   -------------   -------------   -------------   -------------
Total Expenses     $      4,449    $     23,739    $      6,028    $     29,143
Net Loss           $     (3,984)   $    (21,178)   $     (5,109)   $    (23,441)
Shares Used              27,568          27,536          27,476          27,426
EPS                $      (0.14)   $      (0.77)   $      (0.18)   $      (0.85)

Corvas International, Inc. (Nasdaq:CVAS) today reported financial results for the fourth quarter and the year ended December 31, 2002, which were in line with management's expectations reflecting the workforce reduction announced in July 2002.

Fourth quarter operating revenues of $26,000 and operating expenses of $4.4 million contributed to a net loss of $4.0 million, or $.14 per share. In the fourth quarter of 2001, operating revenues of $18,000 and operating expenses of $6.0 million contributed to a net loss of $5.1 million, or $.18 per share.

For the year ended December 31, 2002, operating revenues of $142,000 and operating expenses of $23.7 million contributed to a net loss of $21.2 million, or $.77 per share. Results for the year ended December 31, 2001 included operating revenues of $312,000, operating expenses of $29.1 million and a net loss of $23.4 million, or $.85 per share.

Cash, cash equivalents and investments at December 31, 2002 totaled $90.5 million, compared to $112.3 million at December 31, 2001. These investments mature at various dates through August 18, 2004.

                         CORVAS REPORTS FOURTH QUARTER AND YEAR-END 2002 RESULTS

On February 25, 2003, Corvas announced the signing of a definitive merger agreement under which Dendreon Corporation will acquire Corvas, subject to various closing conditions including approval by the stockholders of each company. Under the terms of the agreement, each share of Corvas common stock will be exchanged for a fixed ratio of 0.45 shares of Dendreon common stock in a tax-free reorganization. Corvas' existing stockholders will own approximately 31.4% of the combined company. The transaction is anticipated to close in the second quarter of 2003, subject to approval by stockholders of both companies.

ABOUT CORVAS

Corvas International, Inc. is a biopharmaceutical company focused on the development of new biotherapeutics that address large medical markets, including cardiovascular disease and cancer. Corvas initiated a Phase II clinical program in November 2002 for rNAPc2, a novel anticoagulant intended for the treatment of people affected by acute coronary syndromes, specifically unstable angina and non-ST-segment elevation myocardial infarction. The Company's cancer research programs are focused on the development of new biotherapies, including monoclonal antibodies and synthetic pro-drugs, that target serine proteases associated with the growth and spread of cancerous tumors.

ADDITIONAL INFORMATION ABOUT THE ACQUISITION AND WHERE TO FIND IT

Dendreon and Corvas intend to file with the Securities and Exchange Commission ("SEC") a joint proxy statement/prospectus with respect to the acquisition and other relevant materials. INVESTORS AND SECURITY HOLDERS OF CORVAS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Corvas with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by Corvas with the SEC by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Corvas and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Corvas in favor of the acquisition. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the proxy statement for Corvas' 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 26, 2002. Certain directors and executive officers of Corvas may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options and rights to severance payments if their employment is terminated following the merger. Additional information regarding Corvas and the interests of its executive officers and directors in the acquisition will be contained in the joint proxy statement/prospectus regarding the acquisition.

                         CORVAS REPORTS FOURTH QUARTER AND YEAR-END 2002 RESULTS


Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, this press release contains forward-looking statements, including statements about the proposed closing of the acquisition of Corvas by Dendreon. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements. Some of the risks include the risk that the acquisition of Corvas by Dendreon does not ultimately close and that Corvas has foregone opportunities while the transaction was pending, or that the closing of the transaction is delayed beyond the second quarter of 2003, that prior to the closing of the proposed acquisition, the businesses of the companies, including the retention of key employees, suffer due to uncertainty, that the parties are unable to successfully execute their integration strategies or achieve planned synergies, the rNAPc2 clinical trial for the treatment of patients with unstable angina and non-ST-segment elevation myocardial infarction will not be successful, and the risk that the Company's cardiovascular and cancer programs may never generate marketable products and other risks and uncertainties that are described in the reports filed by Corvas with the SEC, including its most recent quarterly report on Form 10-Q. Further information on the risks and uncertainties that could affect Corvas' business, financial condition and results of operations are contained in Corvas' filings with the SEC, which are available at www.sec.gov. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this release, except as required by law.

                            (Financial data follows)

                         CORVAS REPORTS FOURTH QUARTER AND YEAR-END 2002 RESULTS

                              CORVAS INTERNATIONAL

STATEMENT OF OPERATIONS DATA:

                                                   Three Months Ended Dec. 31,       Year Ended Dec. 31,
                                                     2002            2001            2002             2001
                                                 -------------   -------------   -------------   -------------
                                                           (unaudited)
                                                             (in thousands, except per share data)
Revenues:
     Royalties                                   $         26    $         18    $        142    $        117
     Research grants                                        0               0               0             195
                                                 -------------   -------------   -------------   -------------
       Total revenues                                      26              18             142             312
                                                 -------------   -------------   -------------   -------------

Costs and expenses:
     Research and development                           3,070           4,816          16,649          24,020
     General and administrative                         1,422           1,212           5,161           5,123
     Restructuring charges                                (43)              0           1,929               0
                                                 -------------   -------------   -------------   -------------
       Total costs and expenses                         4,449           6,028          23,739          29,143
                                                 -------------   -------------   -------------   -------------
       Loss from operations                            (4,423)         (6,010)        (23,597)        (28,831)

Other income                                              654           1,104           3,260           6,187
Interest expense                                         (215)           (203)           (841)           (797)
                                                 -------------   -------------   -------------   -------------
       Net loss and other comprehensive loss     $     (3,984)   $     (5,109)   $    (21,178)   $    (23,441)
                                                 =============   =============   =============   =============
       Basic and diluted net loss per share      $      (0.14)   $      (0.18)   $      (0.77)   $      (0.85)
                                                 =============   =============   =============   =============
       Shares used in calculation of basic and
          diluted net loss per share                   27,568          27,476          27,536          27,426
                                                 =============   =============   =============   =============



BALANCE SHEET DATA:
                                                 December 31,      December 31,
                                                    2002               2001
                                                -------------     -------------
                                                 (unaudited)
                                                        (in thousands)

 Cash, cash equivalents and investments         $     90,474 (A)  $    112,299
 Working capital                                      79,755            76,594
 Total assets                                         96,593           117,003
 Long-term debt                                       12,558            11,736
 Accumulated deficit                                (146,178)         (125,000)
 Total stockholders' equity                           81,531           102,457

(A) Includes long- and short-term investments that mature at various dates through August 18, 2004.

                                       ###